Exhibit 99.1

(1)          On June 14, 2007, Edge Acquisition Corporation (“MergeCo”) merged with and into Educate, Inc. (the “Issuer”) pursuant to an Agreement and Plan of Merger dated January 28, 2007 among the Issuer, MergeCo and Edge Acquisition, LLC. Following the merger, all outstanding shares of common stock of the Issuer owned of record by Apollo Sylvan, LLC (“Apollo Sylvan”) and Apollo Sylvan II, LLC (“Apollo Sylvan II”) were cancelled and converted into the right to receive $8.00 cash per share. Apollo Investment Fund IV, L.P. (“AIF IV”) is the sole managing member of Apollo Sylvan, and Apollo Overseas IV, L.P. (“Overseas IV”) is the sole managing member of Apollo Sylvan II. Apollo Advisors IV, L.P. is the general partner of AIF IV and the managing partner of Overseas IV. Apollo Management IV, L.P. (“Management IV”) is the day-to-day manager of each of AIF IV and Overseas IV. Apollo Management, L.P. is the co-general partner, along with AIF IV Management, Inc., of Management IV.